April 4, 2016
Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549

Re:	Ladder Capital Commercial Mortgage Securities LLC Registration Statement on Form SF-3 Filed February 26, 2016 File No. 333-209731
Dear Mr. Bancroft:
We are counsel to Ladder Capital Commercial Mortgage Securities LLC (the “Registrant”).  We have reviewed your letter dated March 24, 2016 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s registration statement (File No. 333-209731) on Form SF-3 as initially filed on February 26, 2016 (the “Original Filing”).  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith.  Included with this letter is a clean copy of the Amendment No. 1 with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.  In addition to the revisions described below, the Registrant has made certain minor changes to the form of prospectus that are reflected in the marked version as well as conforming changes and certain other minor changes to the form pooling and servicing agreement and form mortgage loan purchase agreement, also filed with Amendment No. 1. Also, for your convenience, we have separately included change pages for each of the indicated documents.
For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in the Amendment No. 1 are to the marked version.

Y. Jeffrey Rotblat     Tel  212 504 6401     Fax  212 504 6666      jeffrey.rotblat@cwt.com

Rolaine S. Bancroft, Esq.
April 4, 2016

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have not been subject to the requirements of Section 12 or 15(d) of the Exchange Act at any time during the last twelve months and any portion of a month immediately preceding the filing of Amendment No. 1 with respect to asset-backed securities involving the same asset class. The depositor does not have any affiliates that have offered any class of asset-backed securities involving the same asset class as this offering.

2.	Please file the remainder of your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

The Registrant has included in Amendment No. 1 revised form transaction agreements or cross-references to the previously-filed form transaction agreements, as appropriate, and has attached a draft of its proposed legal and tax opinion.

Form of Prospectus

Cover Page

3.
We note your statement here that “[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates” and your placeholder to identify other credit enhancement, if appliable. However, your disclosure on page 35 states that “[o]ther than the subordination of certain classes of certificates… no other form of credit enhancement will be available.” Please reconcile these statements.

Rolaine S. Bancroft, Esq.
April 4, 2016

The Registrant has modified the cover page of the form of prospectus in response to the Staff’s comment.

4.	We note your bracketed disclosure on page 46 and elsewhere throughout your prospectus regarding a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

The Registrant has modified the cover page of the form of prospectus to include a placeholder for a brief description of the interest rate swap and the identity of the swap counterparty.

Swap Counterparty, page 25

5.	Please revise your bracketed disclosure to state that you will provide the disclosure required by Item 1115 of Regulation AB, rather than Item 1114 of Regulation AB, as Item 1115 contains the disclosure requirements applicable to the contemplated derivative agreements.

The Registrant has modified the form of prospectus to refer to Item 1115 of Regulation AB rather than Item 1114 of Regulation AB.

Risk Factors, page 49

6.	Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

The Registrant confirms that for each takedown, the related prospectus will include only the risk factors most applicable to that transaction and that such risk factors will be limited only to the most significant risks.

7.	It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. As an example only, consider the risk factor, "Potential Conflicts of Interest of the Master Servicer and the Special Servicer" on page 95. It is unclear from this statement what the risk to the investor is. Please revise your risk factors as necessary to provide the context needed to understand the risks disclosed. See Item 503(c) of Regulation S-K.

Rolaine S. Bancroft, Esq.
April 4, 2016

 For each takedown, the related prospectus will include only the risk factors most applicable to that transaction and that such risk factors will be limited only to the most significant risks. Appropriate context will be provided to explain the risks involved.

Limited Information Causes Uncertainty, page 77

8.	We note that your discussion that additional ongoing information may not be available through any other source and that the limited nature of available information may adversely affect liquidity. It is unclear what you mean by additional information and why the absence of that information would make your offering speculative or risky. Please revise.

The Registrant has revised the identified language to clarify the risk factor.

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us, page 79

9.	We note your statement that you have not conducted a review or re-underwriting of the mortgage loans. We note the description of a review on page 169. Please revise either the disclosure that begins on page 169 or the risk factor to reconcile the disclosure about the review that will be conducted.

The risk factor on page 79, entitled “The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us”, refers to the depositor, which did not perform any review or re-underwriting. The review described in “Transaction Parties—The Sponsors and Mortgage Loan Sellers—Ladder Capital Finance LLC—Review of LCF Mortgage Loans” refers to the review performed by Ladder Capital Finance LLC, a separate legal entity.

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 79

10.	We note that you do not intend to provide static pool data. It is unclear why you have included a risk factor describing factors an investor should take into account when reviewing static pool information. It appears that this risk factor does not describe a risk related to your offering and should be deleted. If you believe, however, that investors should

Rolaine S. Bancroft, Esq.
April 4, 2016

review static pool data subject to these factors, then please revise to provide the static pool information.

The risk factor “Static Pool Data Would Not Be Indicative of the Performance of this Pool” has been revised to clarify why static pool data has not been provided and to emphasize the factors specific to an individual transaction that investors need to consider.

Sponsors May Not Make Required Repurchases or Substitutions…, page 114

11.	Please revise this risk factor to include a discussion of the risk disclosed on page 169 that Ladder Capital Finance (“LCF”) has limited assets and may not have the financial ability to fulfill its repurchase or substitution obligation. We also note your bracketed disclosure on page 177 indicating that you will provide information about the sponsor’s financial condition pursuant to Item 1104(f) of Regulation AB. Please include cross-references to the disclosure provided in both sections.

The Registrant has revised “Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan” to address the limited assets of LCF and any other sponsor, if applicable.  The Registrant has also added cross-references to the appropriate sponsor disclosure sections.

Sellers of the Mortgage Loans, page 118

12.	We note your disclosure that “a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.” This suggests that loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool. Please confirm that, if such loans are included in the asset pool, the sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR or revise your disclosure to make clear that single-family rental loans will not be included in the asset pool.

The Registrant confirms that if such loans are included in the asset pool, the sponsor will hold risk retention pursuant to Rule 4 of Regulation RR, rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR.

Rolaine S. Bancroft, Esq.
April 4, 2016

Delinquency Information, page 145

13.	We note that the asset pool may include Mortgage Loans that are delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

The Registrant confirms that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus.

14.	We note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change. See Item 1100(b)(5) of Regulation AB.

The Registrant has modified the language under the heading “Delinquency Information” to remove the brackets in response to the Staff’s comment.

The Depositor, page 177

15.	We also note your disclosure on page 169 that you have engaged certain third parties to perform due diligence for the asset pool. Accordingly, please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations, SEC Release No. 34-72936 (Aug. 27, 2014).

The Registrant confirms that, if the Registrant or an underwriter obtain a due diligence report from a third-party provider, the Registrant, or the underwriter, as applicable, or will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the Registrant or the underwriter have obtained.

The Master Servicer, page 180

16.
Please confirm that, for each servicer contemplated by your form of prospectus, you will provide information regarding the servicer’s financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such

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Rolaine S. Bancroft, Esq.
April 4, 2016

financial condition could have a material impact on pool performance or performance of the certificated. See item 1108(b)(4) of Regulation AB.

The Registrant confirms that for each servicer, it will provide information regarding the servicer’s financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or performance of the certificates, and it has revised the form of prospectus accordingly.

Credit Risk Retention, page 184

17.	Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

The Registrant confirms that each sponsor will provide any required post-closing disclosure in accordance with the risk retention requirements by filing that information on Form 8-K within a reasonable period of time after the closing of any securitization.

Book-Entry Registration, page 223

18.	We note your disclosure on page 225 that Certificate Owners will be entitled to receive or have access to notices and information and to exercise certain rights as holders of beneficial interests in the certificates through the certificate administrator and the trustee to the extent described in certain enumerated sections of your prospectus. One of the listed sections is “Limitation of Rights of Certificateholders to Institute a Proceeding,” on page 320 of your form of prospectus, which states that Certificateholders must meet a percentage threshold and provide satisfactory indemnification to institute any proceedings with respect to the PSA or certificates or to require the trustee to act. It is unclear what effect the exception on page 225 is intended to have on the rights of beneficial owners to invoke their rights under the PSA. For example, it is unclear if the stated exception is intended to state that Certificate Owners may exercise their rights under the PSA and the certificates subject to the conditions set forth on page 320. If this is the case, please revise your disclosure and your transaction documents as necessary to state that the percentage threshold and indemnity conditions are not applicable to the Certificate Owners’ ability to exercise their rights pursuant to the investor communication, asset representations review, and dispute resolution shelf-eligibility requirements in General Instruction I.B.1(b), (c), and (d) of Form SF-3. Alternatively, please advise.
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Rolaine S. Bancroft, Esq.
April 4, 2016

The Registrant has revised the form of prospectus to make the requested clarifications regarding asset representations review and dispute resolution.

Asset Review Trigger, page 296

19.	We note your bracketed disclosure that an Asset Review Trigger will occur when the aggregate outstanding principal balance of the Delinquent Loans at the end of a Collection Period is equal to or greater than “[__]% of the Cut-off Date Balance…” We also note, however, that you define “Cut-off Date Balance” on page 120 as “the unpaid principal balance of that Mortgage Loan or Companion Loan, as of the Cut-off Date, after application of all payments due on or before that date, whether or not received.” The delinquency prong of the Asset Review Provision contained in General Instruction I.B.1(b) of Form SF-3 requires that the delinquency threshold be calculated as a percentage of the aggregate dollar amount of delinquent assets the pool to the aggregate dollar amount of all the assets in that pool, measured as of the end of the reporting period. Additionally, the calculation should only reflect actual balances of the loans, not balances that assume scheduled payments. See Section V.B.3(a)(2)(c)(i)(a) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) (the “2014 Regulation AB II Adopting Release”). Accordingly, this trigger does not appear to be in compliance with the asset representations review shelf-eligibility provision. Please remove or revise, both here and throughout your transaction documents as applicable, to comply with the shelf requirement.

The Registrant has revised the Asset Review Trigger to refer to the outstanding amount of all assets in the pool, measured as of the end of the reporting period, rather than the Cut-off Date Balance.

20.	If you choose to revise the above delinquency trigger, please also revise your disclosure to include a description of how the delinquency trigger was determined to be appropriate. See Item 1113(a)(7)(i) of Regulation AB.

The Registrant has revised the disclosure regarding how the delinquency trigger was determined to be appropriate.

Asset Review, page 298

21.	We note your disclosure that once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan. To the extent an asset

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Rolaine S. Bancroft, Esq.
April 4, 2016

representations review was conducted previously with respect to a Mortgage Loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB II Adopting Release. Please also revise your transaction documents where appropriate.

The Registrant has revised the Asset Review procedures to add the identified conditions.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Y. Jeffrey Rotblat

Y. Jeffrey Rotblat

cc:  David Traitel (w/o enclosures)

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